United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.        )*

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688102

(CUSIP Number)

Hidetake Takahashi

Hamamatsucho Building, 1-1-1 Shibaura, Minato-ku

Tokyo 105-0023, Japan

Telephone: +81-3-5730-0183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688102	13D	Page 1 of 8 Pages

1	Names of Reporting Persons ORIX Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,988,577
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,988,577
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,988,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.1%
14	Type of Reporting Person CO

CUSIP No. 686688102	13D	Page 2 of 8 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Common Stock, $0.001 par value per share (the “Common Stock”) of Ormat Technologies, Inc. (the “Issuer”), whose principal executive offices are located at 6225 Neil Road, Reno, Nevada, 89511-1136.

Item 2.	Identity and Background.

The Statement is being filed by ORIX Corporation (the “Reporting Person”), a Japanese corporation. The business address of the Reporting Person is World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan. The Reporting Person is principally engaged in the business of providing diversified global financial services.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person (collectively, the “Related Persons”) are set forth on Annex A hereto.

During the last five years, neither the Reporting Person nor the Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 26, 2017 the Reporting Person acquired beneficial ownership of 10,988,577 shares of Common Stock (the “Shares”) pursuant to the Stock Purchase Agreement (as defined below) for aggregate consideration of approximately $626.3 million. The purchase price for the Shares was paid from the operating funds of the Reporting Person.

Item 4.	Purpose of Transaction.

Stock Purchase Agreement

On May 4, 2017, the Reporting Person entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with FIMI ENRG, Limited Partnership, FIMI ENERG, L.P., Bronicki Investments Ltd., the Issuer’s Chief Executive Officer and the Issuer’s Chief Financial Officer (collectively, the “Sellers”) pursuant to which the Reporting Person agreed to purchase the Shares from the Sellers at a price of $57 per share of Common Stock. On July 26, 2017 (the “Closing Date”) the Reporting Person completed the purchase of the Shares from the Sellers.

In addition, each of the Sellers has agreed to use its reasonable best efforts to cause the appointment of (i) Yuichi Nishigori, Stan Koyanagi, and Todd Freeland to the Issuer’s Board of Directors (the “Board”) to fill the vacancies created by the resignations of Robert E. Joyal, Ami Boehm and Gillon Beck (collectively, the “ORIX Directors”) on the Closing Date, and (ii) one person to be mutually agreed upon by the Issuer and the Reporting Person (the “Independent Director”) to fill a newly created position on the Board.

CUSIP No. 686688102	13D	Page 3 of 8 Pages

Governance Agreement

In connection with the entry into the Stock Purchase Agreement, the Reporting Person and the Issuer entered into a Governance Agreement (the “Governance Agreement”) pursuant to which the Issuer agreed to increase the size of the Board to nine directors and to appoint the ORIX Directors and the Independent Director.

Under the terms of Governance Agreement, the Reporting Person’s director designation rights may be modified if its beneficial ownership of the Issuer decreases. Specifically, (i) if the Reporting Person and its affiliates collectively hold less than 18%, but greater than or equal to 13% of the voting power of all the outstanding voting securities of the Issuer, the Reporting Person will be entitled to designate two director nominees and to propose and, jointly with the Issuer, designate the independent designee; (ii) if the Reporting Person and its affiliates collectively hold less than 13%, but greater than or equal to 5% of the voting power of all the outstanding voting securities of the Issuer, the Reporting Person will be entitled to designate one director nominee and will no longer be entitled to propose and, jointly with the Issuer, designate the independent designee; and (iii) if the Reporting Person and its affiliates collectively hold less than 5% of the voting power of all the outstanding voting securities of the Issuer, ORIX will not be entitled to designate any director nominees. The Governance Agreement also requires the Reporting Person to vote or cause to be voted all of the Issuer’s securities beneficially owned by the Reporting Person or its affiliates in favor of all director nominees nominated by the Nominating and Corporate Governance Committee of the Board.

The terms of the Governance Agreement also prohibit the Reporting Person from, among other things, (i) beneficially owning any class or series of voting securities of the Company in excess of 30% of the aggregate amount of then-outstanding voting securities of such class or series; (ii) engaging in any solicitation of proxies, or becoming a participant in any solicitation, relating to the election of directors not nominated by the Board; (iii) voting in favor of or otherwise supporting any transaction that would result in a change of control of the Issuer if such transaction is opposed by the Board; (iv) making any public request or proposal seeking to have the Issuer waive or make amendments to its organizational documents in a manner that would either impede or facilitate a change of control of the Issuer; and (v) making any public request or proposal that the Issuer effect any material change to its dividend policy. These prohibitions will be in effect, subject to certain exceptions, until the later of (a) the third anniversary of the Closing Date and (b) the date on which the Reporting Person is no longer entitled to designate any directors to the Board (such period, the “Standstill Period”).

During the Standstill Period, the Reporting Person is also required to vote or cause to be voted, on any action to be taken by the Issuer’s stockholders, in proportion to votes cast by all the stockholders of the Issuer (other than the Reporting Person and its affiliates), all voting securities of the Issuer representing in excess of 25% of the outstanding voting power of the Issuer.

CUSIP No. 686688102	13D	Page 4 of 8 Pages

The Governance Agreement will terminate upon mutual written agreement of the Issuer and the Reporting Person or at such time as the Reporting Person and its affiliates collectively hold less than 5% of the voting power of all the outstanding voting securities of the Issuer.

Registration Rights Agreement

Also on May 4, 2017, the Issuer and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Issuer has granted the Reporting Person certain demand and piggyback registration rights.

The foregoing descriptions of the Stock Purchase Agreement, Governance Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Statement, and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the limitations in the Governance Agreement, the Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, and subject to the limitations in the Governance Agreement, the Reporting Person or its designees to the Board may engage in discussions with management, the Board, shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The Reporting Person has sole voting and dispositive power over 10,988,577 shares of Common Stock, representing 22.1% of the outstanding shares of Common Stock based on 49,706,450 share of Common Stock outstanding as of May 8, 2017. The Reporting Person is a publicly traded company with common stock listed on the Tokyo Stock Exchange and American depositary shares listed on the New York Stock Exchange. The directors of the Reporting Person are listed on Annex A hereto.

CUSIP No. 686688102	13D	Page 5 of 8 Pages

(c)	Except as described in Item 4, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stock Purchase Agreement, Governance Agreement and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Statement, and are incorporated herein by reference.

Except as set forth herein, neither the Reporting Person nor the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Stock Purchase Agreement, dated as of May 4, 2017, by and among FIMI ENRG, Limited Partnership, FIMI ENRG, L.P., Bronicki Investments Ltd., Isaac Angel, Doron Blachar and ORIX Corporation.

2	Governance Agreement, dated as of May 4, 2017, by and between ORIX Corporation and Ormat Technologies, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 4, 2017).

3	Registration Rights Agreement, dated as of May 4, 2017, by and between ORIX Corporation and Ormat Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 4, 2017).

CUSIP No. 686688102	13D	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2017

ORIX Corporation

By:	/s/ Yuichi Nishigori
Name:	Yuichi Nishigori
Title:	Director and Corporate Executive Vice President

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person are set forth below. The business address of each individual is c/o ORIX Corporation, World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Makoto Inoue	Director, Representative Executive Officer, President and Chief Executive Officer, Responsible for Open Innovation Business Department, Responsible for Group IoT Business Department, Responsible for New Business Development Department of ORIX Corporation	Japan

Kazuo Kojima	Director, Representative Executive Officer, Deputy President and Chief Financial Officer of ORIX Corporation	Japan

Yuichi Nishigori	Director, Corporate Executive Vice President, Head of Energy and Eco Services Business Headquarters of ORIX Corporation	Japan

Kiyoshi Fushitani	Director, Corporate Executive Vice President, Head of Global Business Headquarters, Head of East Asia Business Headquarters, Head of Global Transportation Services Headquarters of ORIX Corporation	Japan

Stan Koyanagi	Director, Corporate Senior Vice President, Responsible for Enterprise Risk Management, Global General Counsel of ORIX Corporation	USA

Hideaki Takahashi	Non-executive Director of ORIX Corporation Professor, Graduate School of Media and Governance at Keio University	Japan

Eiko Tsujiyama

Outside Director and Independent Director of ORIX Corporation

Professor, Faculty of Commerce at Waseda University

Corporate Auditor, Lawson, Inc. (Outside)

Audit & Supervisory Board Member, NTT DOCOMO, INC. (Outside)

Audit & Supervisory Board Member, Shiseido Company, Limited (Outside)

Japan

Robert Feldman	Outside Director and Independent Director of ORIX Corporation Senior Advisor, Morgan Stanley MUFG Securities Co., Ltd.	USA

Takeshi Niinami	Outside Director and Independent Director of ORIX Corporation President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited	Japan

Nobuaki Usui	Outside Director and Independent Director of ORIX Corporation	Japan
Audit & Supervisory Board Member, KONAMI HOLDINGS CORPORATION (Outside) Outside Auditor, Miroku Jyoho Service Co., Ltd.

Ryuji Yasuda

Outside Director and Independent Director of ORIX Corporation

Outside Director, Yakult Honsha Co., Ltd.

Outside Director, Benesse Holdings, Inc.

Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University

Japan

Heizo Takenaka

Outside Director and Independent Director of ORIX Corporation

Professor, Faculty of Regional Development Studies at Toyo University

Chairman and Director, PASONA Group Inc. Director,

Academyhills Director, Center for Global Innovation Studies at Toyo University

Outside Director, SBI Holdings, Inc.

Japan

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Shintaro Agata	Corporate Executive Vice President	Japan
Takao Kato	Corporate Senior Vice President	Japan
Kazutaka Shimoura	Corporate Senior Vice President	Japan
Hideto Nishitani	Corporate Senior Vice President	Japan
Satoru Katahira	Corporate Senior Vice President	Japan
Shuji Irie	Corporate Senior Vice President	Japan
Satoru Matsuzaki	Executive Officer	Japan
Hiroshi Nishio	Executive Officer	Japan
Masaaki Kawano	Executive Officer	Japan
Shinchi Obara	Executive Officer	Japan
Shuichi Murakami	Executive Officer	Japan
Harukazu Yamaguchi	Executive Officer	Japan
Hitomaro Yano	Executive Officer	Japan
Toshinari Fukaya	Executive Officer	Japan
Yasuaki Mikami	Executive Officer	Japan